1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 19, 2015

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Commitments Master Fund (formerly, Altegris KKR Private Equity Master Fund)
SEC File Numbers: 333-195620; 811-22963

Altegris KKR Commitments Fund (formerly, Altegris KKR Private Equity Fund)

SEC File Numbers: 333-195860; 811-22964

Dear Mr. Grzeskiewicz:

We are writing in response to your telephonic comments on March 11, 2015 and on March 19, 2015 with respect to the registration statements on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed on January 30, 2015 on behalf of Altegris KKR Commitments Master Fund (the “Master Fund”), and Altegris KKR Commitments Fund (the “Feeder Fund,” and together with the Master Fund, the “Funds”), both closed-end management investment companies. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statements on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.                            Please revise the names of the Funds to “Altegris KKR Commitments Master Fund” and “Altegris KKR Commitments Fund.”

Response 1.                                           The Funds’ names have been revised accordingly.

Comment 2.                            Please revise the policy of allocating at least 80% of the Master Fund’s assets to KKR Investment Funds and Co-Investment Opportunities to clarify that the Master Fund has the flexibility to allocate its assets to non-KKR Investment Funds and non-KKR Co-Investment Opportunities without limitation.

Response 2.                                           The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

In addition, we are hereby requesting that the registration statements be declared effective on March 26, 2015.  We have filed as a separate correspondence the Funds’ and the Distributor’s requests for acceleration of effectiveness.  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz